GUIDELINE, INC.
625 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10011
(212) 645-4500

August 2, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Attention:	John Cash
Accounting Branch Chief

Re:	Guideline, Inc. (“Guideline” or the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 33-75828
Dear Mr. Cash:

The Company hereby submits in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated July 5, 2007 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact me at (212) 645-4500, with any questions regarding the foregoing.

Very truly yours,

/s/ Peter Stone

Peter Stone
Chief Financial Officer

SCHEDULE A - RESPONSES OF GUIDELINE, INC. TO THE
COMMISSION STAFF COMMENT LETTER DATED JULY 5, 2007

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Management’s Discussion and Analysis, page 21
Results of Operations - Calendar Year 2006 Compared to Calendar Year 2005, page 22

1.
We note that your analysis of revenues for On-Demand Business Research and Product Development Intelligence lists multiple factors that contributed to the change in revenues. In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of each factor where possible. Refer to Item 303(a)(3) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

The Company has taken note of this comment and will include such quantitative discussion in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007.

2.
We note that your Form 10-K does not analyze your results of operations on a segmental basis below the revenue line item. Refer to Item 303 of Regulation S-K and our Release 33-8350. Please revise future filings to also analyze your segmental measure of profit or loss, or the line items within your segmental measure of profit or loss, for each segment, including your “Corporate and other” segment. Your analysis should provide insight into the reasons behind changes in those expenses to allow your investors to understand the changes seen in each segment’s operating income (loss) in your segment footnote.

The Company has taken note of this comment and will include such analysis in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007.

Financial Condition, Liquidity and Capital Resources, page 29

3.
Please expand your liquidity discussion in future filings to provide insight into the reasons behind the changes in your cash flows rather than simply reciting the information seen on your cash flow statement. Refer to Section 4.B of our Release 33-8350.

The Company has taken note of this comment and will include such discussion in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007.

Contractual Obligations, page 32

4.
We note that your table of contractual obligations does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest-bearing debt in this table, or provide narrative discussion of this obligation in the footnotes to the table. If you provide a narrative discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Please also disclose any assumptions used in your calculation of future interest amounts. Refer to footnote 46 to Release 33-8350.

The Company has taken note of this comment and will revise the table of contractual obligations or include such discussion in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007. The Company has variable interest contracts on its debt, therefore, in future filings, the Company will use the current LIBOR contract rate as its assumption and will further disclose the impact on interest if there is a 1% change in the LIBOR rate.

Financial Statements for the Year Ended December 31, 2006
Note 2 - Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

5.
We read that you recognize revenues for your non-subscription based services primarily under the percentage-of-completion method. As the services that you provide are outside of the scope of SOP 81-1, we believe that you should recognize revenues under SAB Topic 13 rather than the percentage-of-completion method. Refer to Section 2.F.2 of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please provide us with your analysis of how your non-subscription based service revenues should be recognized under SAB Topic 13, and provide us with a materiality analysis of any resulting differences in your historical results. To the extent that you believe these revenues should be recognized under proportional performance or a similar method, please help us to understand why you would not need to defer all revenue related to a particular research project until the time that you delivered your final research report to the customer. Also note that we do not believe that the cost-to-cost approach is appropriate for recognizing revenues outside of the scope of SOP 81-1.

The Company’s non-subscription services are conducted under fixed price contracts that typically include various stages such as survey or interview design, data collection, survey or interview analysis, and presentation of deliverables to the client. The Company issues invoices related to fixed price contracts based on either the achievement of milestones during a project or other contractual terms. Customers are obligated to pay for the stage of services completed and in the event that a client cancels a contract for any reason whatsoever, the client is responsible for the stages of services performed through the date of cancellation. Also, upon cancellation, the customer has the rights to and will receive all of the results of services performed up to the date of cancellation. The Company maintains estimates of the cost to deliver each stage of a project which provides the Company with a reliable estimate of proportional performance. As a result, the Company recognizes revenue throughout the performance of a project. This method of recognizing revenue complies with SAB Topic 13. In future filings beginning with the Form 10-Q for the quarter ended June 30, 2007, the Company will modify the description of its revenue recognition policy on non-subscription services to read as follows:

The Company recognizes revenues from its custom and other research projects using the proportional performance model. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably, and customers are obligated to pay as services are performed. The Company recognizes revenue based on output measures or key milestones such as survey set up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes the revenue related to output measures. Losses expected to be incurred, if any, on jobs in progress are charged to income as soon as such losses are known. Client projects are generally completed within a twelve-month period.

Note 3 - Acquisitions, page F-13

6.
We note that you allocated approximately 76% of your purchase price for Atlantic and 83% of your purchase price for Signia to goodwill. We also note that goodwill represents approximately 50% of your total assets. Given the materiality of your goodwill balance, as long as you disclose purchase price allocations for these acquisitions, please also disclose the factors that contributed to such a large amount of goodwill in these acquisitions, as we believe this is important information to your investors.

The Company and Atlantic and Signia were engaged in complementary businesses in the custom market research and strategic intelligence, respectively. These acquisitions created opportunities for revenue growth, cost savings and other synergies, including the ability to cross-sell to one another’s clients, and offering more comprehensive and diverse services. Furthermore, it was anticipated that the Atlantic and Signia acquisitions would be accretive to earnings and, therefore, a large portion of their respective purchase prices were allocated to goodwill. The Company will disclose in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007 these factors that contributed to the goodwill.

Note 10 - Shareholders’ Equity, page F-23
Redeemable Common Stock

7.
We note the references to redeemable common stock on the face of your financial statements. As long as this information appears on the face of your financial statements, please provide a footnote explanation of this redeemable common stock, including, if true, that the stock was fully redeemed in 2005. Also supplementally explain to us why the “redemption of common stock” is presented on the face of your equity statement in a manner similar to an issuance of common stock, and clarify this matter in future filings.

In future filings that include the equity statement for the year ended December 31, 2005, the Company will include a footnote explanation of the redeemable common stock. These common shares were originally issued to the former owner of Guideline Research (the “Holder”) and had a feature which required the Company to redeem such shares if requested by the Holder, and as a result, the Company reported these shares as “mezzanine” equity between long-term liabilities and stockholders’ equity on its consolidated balance sheet in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and paragraph 4 of EITF D-98 “Classification and Measurement of Redeemable Securities” . Subsequently, the Holder independently sold such shares through a broker and as a result, the Company’s potential redemption of such shares was eliminated. Thus, the Company reclassified such shares from “mezzanine” to a component of equity. In future filings discussed earlier in this response to comment 7, the Company will describe this transaction as a reclassification of redeemable common stock to outstanding common shares instead of being described as a “redemption of common stock”.

Adjustment to Beginning Retained Earnings, F-27

8.	Disclose in future filings when and how the error relating to the overstatement of deferred tax assets arose in accordance with the interpretive response to Question 3 of SAB 108.

The Company has taken note of this comment and will include such discussion in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007. This issue arose as the Company was preparing for the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” when the Company was analyzing the tax basis of its property, plant and equipment compared to related deferred tax assets on its balance sheet. This issue arose over several previous fiscal years and the Company determined that the impact on any given fiscal year was not material.

Exhibit 31

9.
In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including replacing “annual report” and “quarterly report” with “report.”

The Company has taken note of this comment and will conform its Section 302 certifications to Item 601(31) of Regulation S-K in future filings beginning with the Form 10-Q for the quarter ended June 30, 2007.

FORM 8-K FILED MAY 15, 2007

10.	We note your presentation of EBITDA and Adjusted EBITDA within your press release and have the following comments:

•
Since the measure you call EBITDA for 2006 excludes items in addition to what this term generally suggests, please revise future filings to re-name this measure to better indicate what it excludes. Refer to Question 14 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ).

The Company has taken note of this comment and will rename the EBITDA measure in future filings beginning with the earnings release for the quarter ended June 30, 2007.

•
Since the measure you call Adjusted EBITDA excludes several expenses that you have labeled as nonrecurring, please revise future filings to provide all disclosures indicated by Question 8 and Question 9 of our Non-GAAP FAQ.

The Company has taken note of this comment and will include such disclosure in future filings beginning with the earnings release for the quarter ended June 30, 2007.

•	Since the measure you call Adjusted EBITDA excludes non-cash stock compensation expense, please revise future filings to provide all disclosures required by SAB Topic 14:G.

The Company has taken note of this comment and will include such disclosure in future filings beginning with the earnings release for the quarter ended June 30, 2007.

In connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.